[Krispy Kreme Letterhead]

November 12, 2008

H. Christopher Owings
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549

VIA EDGAR

Re:	Krispy Kreme Doughnuts, Inc. - Registration Statement
on Form S-3 (File No. 333-152944)

Dear Mr. Owings:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Krispy Kreme Doughnuts, Inc. (the “Company”) hereby requests that the effective date of the Registration Statement on Form S-3 (File No. 333-152944) filed by the Company with the Securities and Exchange Commission (the “Commission”) on August 11, 2008 (as amended, the “Registration Statement”), as amended by Amendment No. 1 filed by the Company with the Commission on October 27, 2008, be accelerated to, and that such Registration Statement be declared effective on, Thursday, November 13, 2008, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests confirmation of effectiveness and requests that the same be communicated to our legal counsel Cahill Gordon & Reindel LLP, attention: Michael Sherman, via telephone (212-701-3747) or fax (212-378-2598).  Your consideration in this matter is greatly appreciated.

Sincerely,

KRISPY KREME DOUGHNUTS, INC.

By: /s/ Douglas R. Muir
Douglas R. Muir
Chief Financial Officer

cc:	Gerald S. Tanenbaum
Michael A. Sherman
Christopher G. Spitler